May 29, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for DHB Industries, Inc. and, under the date of March 5, 2002, we reported on the consolidated financial statements of DHB Industries, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity (deficit) and other comprehensive income and cash flows for each of the three-years in the period ended December 31, 2001. On May 29, 2002, our appointment as principal accountants was terminated. We have read DHB Industries, Inc.'s statements included under Item 4 of its Form 8-K dated June 3, 2002, and we agree with such statements.

Very truly yours, /s/ Paritz and Company, P.A. Paritz and Company, P.A.